



Filed Pursuant to Rule 433
Registration No. 333-277211

HSBC USA Inc.
Market Linked Securities

Market Linked Securities – Auto-Callable with Leveraged Upside Participation and Fixed Percentage Buffered Downside Principal at Risk Securities Linked to the EURO STOXX® Index due February 1, 2029
Term Sheet to Free Writing Prospectus dated January 5, 2026

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measure	The EURO STOXX® Index (Bloomberg ticker symbol "SPX") (the "Index")
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	January 29, 2026
Issue Date*	February 3, 2026
Final Calculation Day*	January 29, 2029
Stated Maturity Date *	February 1, 2029
Automatic Call	If the closing level of the Index on the call date is greater than or equal to the starting level, the securities will be automatically called, and on the call settlement date, investors will receive the face amount plus the call premium.
Call Date*	February 3, 2027
Call Settlement Date	Three business days after the call date
Call Premium	At least 9.00% of the face amount (to be determined on the pricing date)
Maturity Payment Amount (per security)	• if the ending level is greater than the starting level: $1,000 + ($1,000 × index return × upside participation rate); • if the ending level is less than or equal to the starting level but greater than or equal to the threshold level: $1,000; or • if the ending level is less than the threshold level: $1,000 + [$1,000 × (index return + buffer amount)]
Starting Level	The closing level of the Index on the pricing date
Ending Level	The closing level of the Index on the final calculation day
Upside Participation Rate:	150%
Threshold Level	85.00% of the starting level
Buffer Amount	15%
Index Return	(ending level – starting level) / starting level
Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 2.575%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 2.00% and WFA may receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.20% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447DYA0 / US40447DYA08
Material Tax Consequences	See the free writing prospectus

*Subject to change

Hypothetical Payout Profile**

150% of Index Return
Call Date (Call Premium: 9.00%)
15% buffer protection
Security Return at Maturity
Index Return at Maturity
80%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-100% -80% -60% -40% -20% -15% 0% 20% 40% 60% 80%
Hypothetical Security Return
Hypothetical Index Return
Hypothetical Call Premium

**assumes a call premium equal to the lowest possible call premium that will be determined on the pricing date.

If the securities are automatically called, the positive return on the securities will be limited to the call premium, and you will not participate in any appreciation of the Index beyond the call premium, which may be significant. If the securities are automatically called, you will no longer have the opportunity to participate in any appreciation of the Index at the upside participation rate.

If the securities are not automatically called and the ending level is less than the threshold level, you will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of the buffer amount and will lose some, and possibly up to 85%, of the face amount of your securities at maturity.

The estimated initial value of the securities on the pricing date is expected to be between $925.00 and $965.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free Writing Prospectus:
https://www.sec.gov/Archives/edgar/data/83246/00011046592

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-7 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying free writing prospectus, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities
- If The Securities Are Not Automatically Called And The Ending Level Is Less Than The Threshold Level, You Will Lose Some, And Possibly Up To 85%, Of The Face Amount Of Your Securities At Maturity.
- If The Securities Are Automatically Called, Your Potential Return Will Be Limited To The Call Premium.
- You Will Be Subject To Reinvestment Risk.
- No Periodic Interest Will Be Paid On The Securities.
- The Call Settlement Date Or The Stated Maturity Date May Be Postponed If The Call Date Or The Final Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC
- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market
- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Index
- Any Payments On The Securities Will Depend Upon The Performance Of The Index And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - Investing In The Securities Is Not The Same As Investing In The Index.
  - Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.
  - Changes That Affect The Index May Adversely Affect The Value Of The Securities And Any Payments On The Securities.
  - We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.
  - We And Our Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.
- An Investment in the Securities Is Subject to Risks Associated with Foreign Securities Markets.

Risks Relating To Conflicts Of Interest
- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risk Relating To Tax
- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.